Exhibit 1U-1.1

DAVID Executive Summary Management Opening Comments Slingshot's Liquidation Steps Financial - Data The DAVID Film

Seven years, hundreds of sta? and $65m in the making, the David film will soon be at the box office and streaming to homes around the world. With Biblical filmmaking on the rise, the timing could not have been planned any better. -The most epic and well-funded faith-based cinematic project ever undertaken -Finished August 2025 and ready for global theatrical distribution -Perfectly timed with the heightened demand for faith-based films and TV series -Production team comprised of leaders from the most successful animated films of our time -Six original songs written and produced by world-renowned, Grammy Award-winning songwriters and music producers -Cast includes well-known talent such as Phil Wickham and Lauren Daigle -Impressive historical and archeological research resulting in incredible visual accuracy -Innovative and world-class animation with unmatched realism in cinematic detail

Management's opening comments 1. Sale of Intellectual Property and Resolution of Key Obligations   Slingshot USA, LLC, sold its DAVID and Young DAVID intellectual property to Giant Slayer Media LLC, a joint venture between Angel Studios, Inc. ("Angel") and 2521 Entertainment, LLC ("2521 Entertainment"), for a total consideration of $77,917,160. In conjunction with this sale, the following were achieved: a. The litigation with Angel Studios was settled in full; b. The $2,342,277 subscription liability owed to Angel Studios was settled in full; c. The subscription liability owed to Winsome Truth Incorporated was settled in full for $789,267; d. 2521 Entertainment and Angel Studios assumed all existing and future obligations related to the crowd perk commitments; and e. The DAVID feature film is scheduled for theatrical release on December 19, 2025.   This transaction represents a fundamental shift in the Company's business strategy. Following extensive engagement with major distribution studios, it became evident that a self-managed, independent distribution strategy for releasing the DAVID film was not viable, as it would require significant additional capital to sustain operations through 2026 or 2027, along with substantial promotional and advertising (P&A) funding to adequately promote the film. The potential third-party commitments were insufficient to support such a release strategy.   Following a major investor event held in Dallas, Texas, in August 2025, numerous potential parties presented distribution and acquisition proposals. After a comprehensive review, the Board selected the 2521 Entertainment / Angel Studios transaction as the most viable commercial option. This transaction met the Company's short-term liquidity requirements, facilitated immediate settlement of pending liabilities and litigation, mitigating solvency risk, and ensured the timely release of the film. After evaluating prevailing market conditions in the entertainment industry, the Board concluded that a sale of the IP was in the best interests of all stakeholders, reducing risk exposure for investors while providing DAVID with the best opportunity for commercial success.   2. Company Liquidation   With the completion of the asset sale and settlement of all major obligations, Slingshot USA, LLC will now proceed to liquidate and wind up its a?airs in accordance with its Operating Agreement and the Delaware Limited Liability Company Act.   The liquidation process is outlined on the next page.

Slingshot's Liquidation StepsAuthorization of the DissolutionPayment of Creditors and LiabilitiesThe Company shall pay or make adequate provision for all of its known debts and obligations, including reserves for possible claimsDissolution plan was approved by the BoardInvestor DistributionPayout of investor distributions. The payout will be made in two tranches: the first will be the capital repayment, and the 2nd will be the amount above the capital.Communication ProcessOne of the biggest challenges we face is communicating with investors, as details are constantly changing. We will use email, text, and registered mail.Investor Tax FilingsA 24% holdback tax will be applied to the total distribution amount if the investor(s) do not provide a valid TIN and address. The holdback tax will be paid to the IRS, and investor should be able to claim this amount on their tax returns. We will issue each investor a 1099-DIV form before the end of January 2026.Filing and Regulatory ComplianceFilings with the Delaware State and Internal Revenue Service. Close Bank Accounts. Accounting Records will be retained for 7 years.Final Report to MembersReport the final statement of account summarizing distributions approved to investors, costs deducted, and net distributions made.Unclaimed DistributionsUnclaimed investor funds will be remitted to the Delaware Office of Unclaimed Property or the applicable jurisdictions, based on the investor's address.

Data

Financial Summary and Distribution The DAVID and Young DAVID projects were completed at a total production cost of ±$65 million, funded entirely by Slingshot USA investors, loans (converted into Series PA Preferred Units), and Preferred Units. Intellectual Property Sale The film and related IP were sold for $77.9 million, generating a gross margin of $12.9 million over total production costs of ±$65 million. Deductions from Sale Proceeds Before distribution to investors, the following mandatory expenses were deducted: Transaction costs of $3.2 million, Taxes of $0.4 million, and Creditors of $0.6 million. The wind-down total expenditures amount to $0.25 million. The total of these deductions is $4.45 million. Net Distributable Proceeds: $77,9 million ? $4.45 million = $73.45 million Distribution Waterfall  The distribution will follow the Company's Operating Agreement, with $24.2 million in distributions to the Series PA Preferred Units and $49.25 million to the Preferred Units. For Preferred Units, this equates to capital plus 9.9%.

IP Sale and Distribution$77.9mIP SaleProductionIP Sale ProceedsTransaction Cost$77.9m-$3.2m-$0.4mTax-$0.6mCreditorsWind-down Expenses-$0.25m-$24.2mDistribution: Series PA Preferred UnitsDistribution: Preferred Units-$49.25m$45.6m$19.4m$65mPreferred UnitsSeries PA Preferred UnitsProduction CostProduction FundingDistribution approved to Crowd investors: Capital + 9.9%

We are delighted to share a selection of visuals and key data from the film ? a project that you, our investors, helped bring to life through your faith, support, and commitment.

Congratulations! Completing an independent animated feature film of DAVID's quality was nothing short of a miracle. This journey has been one of faith, perseverance, and divine intervention. God works best when we are on our knees, and through every high and low of this project, we found ourselves there?praying, seeking wisdom, and trusting His guidance. A humbling experience indeed. The production team poured their hearts into this film. Over 250 talented artists, animators, musicians, and technicians from across the world united to bring DAVID to life. Their dedication, creativity, and ownership are visible in every frame of the movie. The result is not just an animated film?it is a masterpiece of storytelling, music, and artistry, born out of perseverance and faith. Yet, as every investor knows, the road behind the scenes was far from smooth. Litigation, funding shortages, and unexpected operational challenges threatened to halt production several times. But each obstacle became an opportunity for prayer and resilience. We met with countless investors who declined support, but God is faithful and provided always at the right time. From institutional investors to the army of believers (the crowd) who contributed smaller amounts, every dollar played a role in pushing the project forward. We are deeply grateful for your faith and trust. Thank you! Completing DAVID was a monumental relief and an unprecedented achievement for an independent producer. Many independent films never reach completion, and even fewer ever see the glow of a cinema projector. Our path took many unexpected turns, and we are truly grateful for every act of kindness bestowed along the way. Ultimately, our goal was to complete the film and get the message of DAVID out to the world in 2025. After much prayer, fasting, and deliberation, the sale and partnership with 2521 Entertainment LLC emerged as the right step forward for DAVID to achieve this goal. All other options we considered would have resulted in high risk to the shareholders and an unpalatable delay in the distribution. We believe God's plan is greater than our understanding, and we are thrilled about the roadmap the brave new Stewards of this beautiful film have embarked upon. We believe the time appointed for the release in December 2025 is part of a divine plan.  You, our investors, can be proud of what your dollars invested have accomplished. You have helped bring DAVID?a story of courage, faith, and calling to the world. We pray that this movie will transform and unite Faith communities across nations and generations. In a world increasingly confused and complicated, DAVID stands for truth, hope, faith in God, and living fearlessly.

"I will praise You, O Lord, with all my heart; I will tell of all Your wonders." ? Psalm 9:1